[LETTERHEAD OF PATTERSON, BELKNAP, WEBB & TYLER LLP]

June 18, 2008                                         Herman H. Raspe
                                                      (212) 336-2301
                                                      Direct Fax  (212) 336-2346
                                                      hhraspe@pbwt.com

                             REQUEST FOR WITHDRAWAL

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

             Re:  Gaz de France S.A.
                  Request to Withdraw Registration Statement on Form F-6EF File No. 333-151695

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), on behalf of Citibank, N.A. (the "Depositary") I hereby respectfully request withdrawal of the above-referenced registration statement on Form F-6EF, together with all exhibits thereto (collectively, the "Registration Statement").

The withdrawal is requested solely as a result of a filing error relating to improper EDGAR coding. The Registration Statement should have been filed under Form F-6 and was erroneously filed under Form F-6EF. No securities were sold in connection with the offering. Paul Dudek of the Division of International Corporate Finance of the Securities and Exchange Commission (the "SEC") has concurred that, in order to remedy the filing error, the Depositary should withdraw the Registration Statement and promptly re-file it under the correct form type. Accordingly, the Depositary intends, after submission of this withdrawal request, to immediately re-file the registration statement under Form F-6 for the Gaz de France S.A. American Depositary Receipt program.

On behalf of the Depositary I also request in accordance with Rule 457(p) of the Securities Act that all fees paid to the SEC in connection with the filing of the Registration Statement be credited for use in the immediate re-filing of the Form F-6.

If you have any questions with respect to this request, please call me at (212) 336-2301.

                                                    Sincerely,


                                                    /s/ Herman H. Raspe

cc: Paul Dudek, U.S. Securities and Exchange Commission